UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

_______________________

Giant Interactive Group Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

374511103**

(CUSIP Number)

Yuzhu Shi

12/F, No. 3 Building, 700 Yishan Road

Shanghai, 200233,

People’s Republic of China

(86 21) 3397 9999

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

with a copy to:

Weiheng Chen, Esq.

Zhan Chen, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

Unit 1001, 10/F Henley Building

5 Queen’s Road Central

Hong Kong

(852) 3972-4955

______________________

June 27, 2014

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one ordinary share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 374511103
1. Names of Reporting Persons. Yuzhu Shi
2. Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization PRC
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 106,778,540(1)
8. Shared Voting Power 0
9. Sole Dispositive Power 106,778,540 (1)
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 106,778,540 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 44.4%(2)
14. Type of Reporting Person (See Instruction) IN

(1)	including (i) 102,000,000 Ordinary Shares held of record by Union Sky Holding Group Limited, a British Virgin Islands company with limited liability and wholly owned by Mr. Yuzhu Shi (“Union Sky”); and (ii) 1,890,687 Ordinary Shares and 2,887,853 ADSs held of record by Vogel Holding Group Limited, a British Virgin Islands company with limited liability and wholly owned by Ms. Jing Shi, the daughter of Mr. Yuzhu Shi, for which Mr. Yuzhu Shi exercises sole voting and dispositive power (“Vogel”).
(2)	percentage calculated based on 240,750,422 Ordinary Shares outstanding as of June 16, 2014.

CUSIP No. 374511103
1. Names of Reporting Persons. Union Sky Holding Group Limited
2. Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 102,000,000 (1)
8. Shared Voting Power 0
9. Sole Dispositive Power 102,000,000 (1)
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 102,000,000 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 42.4%(2)

14. Type of Reporting Person (See Instructions) CO

(1)	including 102,000,000 Ordinary Shares held of record by Union Sky.
(2)	percentage calculated based on 240,750,422 Ordinary Shares outstanding as of June 16, 2014.

CUSIP No. 374511103
1. Names of Reporting Persons. Vogel Holding Group Limited
2. Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 4,778,540(1)
8. Shared Voting Power 0
9. Sole Dispositive Power 4,778,540 (1)
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,778,540 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 2.0%(2)
14. Type of Reporting Person (See Instructions) CO

(1)	including 1,890,687 Ordinary Shares and 2,887,853 ADSs held of record by Vogel.
(2)	percentage calculated based on 240,750,422 Ordinary Shares outstanding as of June 16, 2014.

Introduction

This Amendment No. 6 to Schedule 13D (the “Amendment No. 6”) amends the previous Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “Commission”) on November 26, 2013 with respect to Giant Interactive Group Inc. (the “Company”), as amended and supplemented by the Amendment No. 1 filed under Schedule 13D/A on December 5, 2013, the Amendment No.2 filed under Schedule 13D/A on March 18, 2014, the Amendment No.3 filed under Schedule 13D/A on April 28, 2014, the Amendment No. 4 filed under Schedule 13D/A on May 14, 2014 and the Amendment No. 5 filed under Schedule 13D/A on June 9, 2014 (the “Original Schedule 13D”). Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein have meanings assigned thereto in the Original Schedule 13D unless defined herein.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby supplemented by adding the following at the end thereof:

On June 27, 2014, as contemplated by the Debt Commitment Letter, Parent and Merger Sub entered into a facility agreement (the “Facility Agreement”) with the financial institutions named therein. The Facility Agreement provides for a senior secured credit facility in the aggregate principal amount of US$850 million which, subject to the conditions set forth in the Facility Agreement, will be used for the purpose of financing the consideration for the Merger and fees and expenses incurred in connection with the Merger.

On July 1, 2014, CDH Fund and Hony LP each entered into an equity commitment letter with Holdco which replaced the CDH Equity Commitment Letter and the Amended Equity Commitment Letter previously provided by Hony LP in their entirety. Under the terms and subject to the conditions of these equity commitment letters, CDH Fund will provide US$200 million of equity financing and Hony LP will provide US$375 million of equity financing to Holdco to consummate the Merger. The aggregate amount of equity financing committed to Holdco by Baring LP, Hony LP and CDH Fund remains US$808.4 million.

The information disclosed in this Item 3 does not purport to be complete and is qualified in its entirety by reference to the Facility Agreement and the equity commitment letters of CDH Fund and Hony LP, copies of which are filed as Exhibit 7.30 through Exhibit 7.32, respectively, and which are incorporated herein by reference in their entirety.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby supplemented by adding the following at the end thereof:

On July 1, 2014, (i) Mr. Shi, Vogel, Union Sky, Baring SPV, Hony SPV, CDH SPV, Holdco, Parent and Merger Sub entered into a second amended and restated interim investors agreement (the “Second Amended Interim Investors Agreement”) which amended and restated the Amended Interim Investors Agreement in its entirety, (ii) CDH Fund and Hony LP executed and delivered limited guarantees in favor of the Company which replaced the CDH Limited Guarantee and the Amended Limited Guarantee previously provided by Hony LP in their entirety, and (iii) Holdco, CDH Wealth Management, CDH Fund, CDH SPV, Baring LP, Hony LP and Union Sky entered into a post-closing equity commitment agreement (the “Post-Closing Equity Commitment Agreement”), which, among others things, terminated the Amended and Restated Equity Commitment Agreement.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Second Amended Interim Investors Agreement, the limited guarantees of CDH Fund and Hony LP and the Post-Closing Equity Commitment Agreement, copies of which are filed as Exhibit 7.33 through Exhibit 7.36, respectively, and which are incorporated herein by reference in their entirety.

Item 3 of this Amendment No. 6 is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

Exhibit 7.30	Facility Agreement, dated June 27, 2014, between Giant Investment Limited, Giant Merger Limited and the other parties named therein, dated June 27, 2014 (incorporated by reference to Exhibit (b)-(25) of Amendment No. 4 to Schedule 13E-3 filed with the Commission on July 3, 2014)

Exhibit 7.31	Equity Commitment Letter, by and between CDH WM Giant Fund, L.P. and Giant Group Holdings Limited, dated July 1, 2014 (incorporated by reference to Exhibit (b)-(28) of Amendment No. 4 to Schedule 13E-3 filed with the Commission on July 3, 2014)

Exhibit 7.32	Equity Commitment Letter, by and between Hony Capital Fund V, L.P. and Giant Group Holdings Limited, dated July 1, 2014 (incorporated by reference to Exhibit (b)-(27) of Amendment No. 4 to Schedule 13E-3 filed with the Commission on July 3, 2014)

Exhibit 7.33	Second Amended and Restated Interim Investors Agreement, by and among Mr. Shi Yuzhu, Vogel Holding Group Limited, Union Sky Holding Group Limited, Baring Private Equity Asia V Holding (12) Limited, Rich Noble Enterprises Limited, CDH Journey Limited, Giant Group Holdings Limited, Giant Investment Limited and Giant Merger Limited, dated July 1, 2014 (incorporated by reference to Exhibit (b)-(31) of Amendment No. 4 to Schedule 13E-3 filed with the Commission on July 3, 2014)

Exhibit 7.34	Limited Guarantee by CDH WM Giant Fund, L.P. in favor of Giant Interactive Group Inc., dated July 1, 2014 (incorporated by reference to Exhibit (b)-(30) of Amendment No. 4 to Schedule 13E-3 filed with the Commission on July 3, 2014)

Exhibit 7.35	Limited Guarantee by Hony Capital Fund V, L.P.in favor of Giant Interactive Group Inc., dated July 1, 2014 (incorporated by reference to Exhibit (b)-(29) of Amendment No. 4 to Schedule 13E-3 filed with the Commission on July 3, 2014)

Exhibit 7.36	Post-Closing Equity Commitment Agreement by and among Giant Group Holdings Limited, CDH Wealth Management Company Limited, CDH WM Giant Fund, L.P., CDH Journey Limited, The Baring Asia Private Equity Fund V, L.P., Hony Capital Fund V, L.P. and Union Sky Holding Group Limited, dated July 1, 2014 (incorporated by reference to Exhibit (b)-(26) of Amendment No. 4 to Schedule 13E-3 filed with the Commission on July 3, 2014)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated July 3, 2014

Yuzhu Shi

By:	/s/Yuzhu Shi
Name:	Yuzhu Shi

Union Sky Holding Group Limited

By:	/s/Yuzhu Shi
Name:	Yuzhu Shi
Title:	Director

Vogel Holding Group Limited

By:	/s/Yuzhu Shi
Name:	Yuzhu Shi
Title:	Director